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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPLINK COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

Koch Optics, Inc.
an indirect wholly-owned subsidiary of

Koch Industries, Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (and the associated preferred share purchase rights)
(Title of Class of Securities)

68375Q403
(CUSIP Number of Class of Securities (Underlying Common Stock))

Raffaele G. Fazio, Esq.
Deputy General Counsel—Corporate and Commercial
Koch Companies Public Sector, LLC
4111 E. 37th Street North
Wichita, Kansas 67220
(316) 828-5500
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Whit Kilgroe, Esq. Koch Companies Public Sector, LLC 4111 E. 37th Street North Wichita, Kansas 67220 (316) 828-5500	Bradley C. Faris, Esq. Timothy P. FitzSimons, Esq. Latham & Watkins LLP 330 N. Wabash Ave. Suite 2800 Chicago, Illinois 60611 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$444,349,683.70	$51,633.43

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 19,677,843 shares of common stock, par value $0.001 per share, of Oplink Communications, Inc., and the associated preferred share purchase rights, at a purchase price of $24.25 per share. Such number of shares consists of (i) 17,075,394 shares of common stock issued and outstanding as of November 14, 2014, and (ii) 2,602,449 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 0.0001162 of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by Koch Optics, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch Industries"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the "Shares"), of Oplink Communications, Inc., a Delaware corporation ("Oplink"), at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Koch Industries and the Purchaser.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Oplink Communications, Inc. Oplink's principal executive offices are located at 46335 Landing Parkway, Fremont, California 94538. The telephone number at Oplink's principal executive offices is (510) 933-7200.

        (b)   This statement relates to the common stock, par value $0.001 per share, and the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated September 18, 2012 (as amended November 18, 2014), between Oplink and Computershare Shareowner Services LLC, as Rights Agent, to purchase one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Oplink. Based upon information provided by Oplink, as of the close of business on November 14, 2014, there were 17,075,394 shares of common stock issued and outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b), (c)    This Schedule TO is filed by Koch Industries and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Koch Industries and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b)    The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Koch Industries and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Oplink; Other Matters" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1)-(7)    The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for Oplink; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a), (b), (d)    The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction" and Section 9, entitled "Certain Information Concerning Koch Industries and the Purchaser," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        (a)   The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Oplink; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        (a), (b)    Not applicable.

Item 11.    Additional Information

        (a)(1)    The information set forth in Section 9, entitled "Certain Information Concerning Koch Industries and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3)    The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer" and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (a)(4)    The information set forth in Section 7 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(5)    The information set forth in Section 17, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (c)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of November 24, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(E)
Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Koch Industries with the SEC on November 19, 2014)
(a)(1)(F)	Summary Advertisement published on November 24, 2014
(a)(1)(G)	Press Release issued by Koch Industries, dated November 24, 2014
(d)(1)
Agreement and Plan of Merger, dated as of November 18, 2014, by and among Koch Industries, the Purchaser and Oplink (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink with the SEC on
November 19, 2014)
(d)(2)
Form of Tender and Support Agreement(s), dated as of November 18, 2014, which were entered into among Koch Industries and the Purchaser and each of Joseph Liu, Chieh Chang, Tim Christoffersen, Jesse Jack and Hua Lee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)
(d)(3)	Confidentiality Agreement, dated as of August 18, 2014, by and between Oplink and Molex Incorporated
(d)(4)
First Amendment to Rights Agreement, dated as of November 18, 2014, by and between Oplink and Computershare Inc. (as successor to Computershare Shareowner Services LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koch Optics, Inc.
By:	/s/ RAFFAELE G. FAZIO
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary
Koch Industries, Inc.
By:	/s/ STEVEN J. FEILMEIER
	Name:	Steven J. Feilmeier
	Title:	Executive Vice President and Chief Financial Officer

Date: November 24, 2014

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 24, 2014
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(E)
Joint Press Release issued by Oplink and Koch Industries dated November 19, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Koch Industries with the SEC on November 19, 2014)
(a)(1)(F)	Summary Advertisement published on November 24, 2014
(a)(1)(G)	Press Release issued by Koch Industries, dated November 24, 2014
(d)(1)
Agreement and Plan of Merger, dated as of November 18, 2014, by and among Koch Industries, the Purchaser and Oplink (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)
(d)(2)
Form of Tender and Support Agreement(s), dated as of November 18, 2014, which were entered into among Koch Industries and the Purchaser and each of Joseph Liu, Chieh Chang, Tim Christoffersen, Jesse Jack and Hua Lee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)
(d)(3)	Confidentiality Agreement, dated as of August 18, 2014, by and between Oplink and Molex Incorporated
(d)(4)
First Amendment to Rights Agreement, dated as of November 18, 2014, by and between Oplink and Computershare Inc. (as successor to Computershare Shareowner Services LLC), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Oplink with the SEC on November 19, 2014)

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS